

April 22, 2015

Via E-mail
Ms. Lisa A. Payne
Chief Financial Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324

  Re: **Taubman Centers, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 24, 2015
    File No. 1-11530

Dear Ms. Payne:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations, page 53

1. We note that you reconcile Funds from Operations (FFO) from Net income attributable to TCO common shareowners - Basic. Based upon your reconciliation, it appears that the $280.5 million FFO represents FFO attributable to common shareowners, partnership unitholders and participating securities holders. Similarly, it appears that the $200.4 million FFO attributable to TCO represents FFO attributable to TCO common shareowners and participating securities holders. Please advise and revise your presentation in future filings to clearly label each measure. Also make adjustments to earnings releases filed on Form 8-K, as appropriate.

Item 8. Financial Statements and Supplementary Data

Note 5 – Investments in Unconsolidated Joint Ventures, page F-22

2.   We note your disclosure of combined financial information for your unconsolidated joint ventures. Given the changes in ownership of your unconsolidated joint ventures during 2014, please tell us what consideration you gave to the requirement to file separate financial statements for significant equity method investments pursuant to Rule 3-09 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

                                        Sincerely,

                                        /s/ Jaime G. John

                                        Jaime G. John
                                        Branch Chief